UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VIRTUAL RADIOLOGIC CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92826B 10 4
(CUSIP Number)

Roman Bejger, Esq. c/o Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903 (401) 751-1700

Copies to:

David K. Duffell, Esq. Weil, Gotshal & Manges LLP 50 Kennedy Plaza, 11th Floor Providence, Rhode Island 02903 (401) 278-4710	Michael E. Weisser, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8249
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92826B 10 4	Page 2 of 17 Pages
1	NAME OF REPORTING PERSONS Vikings Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,112,3921 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,112,3921 (See Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,3921 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

               _______________________________
1 Beneficial ownership of 5,112,392 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 92826B 10 4		Page 3 of 17 Pages
1		NAME OF REPORTING PERSONS Providence Equity Partners VI L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 5,112,3922 (See Item 5)
	9	SOLE DISPOSITIVE POWER NONE (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,112,3922 (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,3922 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

               _______________________________
2 Beneficial ownership of 5,112,392 shares of Company Common Stock is being reported hereunder because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 92826B 10 4		Page 4 of 17 Pages
1		NAME OF REPORTING PERSONS Providence Equity Partners VI-A L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 5,112,3923 (See Item 5)
	9	SOLE DISPOSITIVE POWER NONE (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,112,3923 (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,3923 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

               _______________________________
3 Beneficial ownership of 5,112,392 shares of Company Common Stock is being reported hereunder because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 92826B 10 4			Page 5 of 17 Pages
1	NAME OF REPORTING PERSONS Providence Equity GP VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,112,3924 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,112,3924 (See Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,3924 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

               _______________________________
4 Beneficial ownership of 5,112,392 shares of Company Common Stock is being reported hereunder because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 92826B 10 4	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS Providence Equity Partners VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,112,3921 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,112,3925 (See Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,112,3925 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

               _______________________________
5 Beneficial ownership of 5,112,392 shares of Company Common Stock is being reported hereunder because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.                 Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (“Company Common Stock”), of Virtual Radiologic Corporation, a Delaware corporation (the “Company” or the “Issuer”).  The Company’s principal executive offices are located at 11995 Singletree Lane, Suite 500, Eden Prairie, MN 55344.  The Company’s telephone number at such address is (952) 938-1662.

Item 2.                 Identity and Background

(a) This Statement on Schedule 13D is filed jointly by (i) Viking Holdings LLC, a Delaware limited liability company (“Viking”); (ii) Providence Equity Partners VI L.P., a Delaware limited partnership (“PEP VI”); (iii) Providence Equity Partners VI-A L.P., a Delaware limited partnership  (“PEP VI-A); (iv) Providence Equity GP VI L.P. (“PEP LP”), a Delaware limited partnership; and (v) Providence Equity Partners VI L.L.C., a Delaware limited liability company (“PEP GP”, and together with Viking, PEP VI, PEP VI-A and PEP LP, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.4.

(b) The principal office and business address of each of the Reporting Persons is c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

(c) Viking is principally engaged in the business of serving as the sole stockholder of Viking Acquisition Corporation (“Merger Sub”), which was formed for the purpose of consummating the Merger (as defined herein), and has not, as of the date hereof, conducted any business other than in connection with matters related to the Merger Agreement (as defined herein).  PEP VI and PEP VI-A, who together hold all of the outstanding equity interests of Viking, are each principally engaged in the operation of an investment fund.  PEP LP is the general partner of PEP VI and PEP VI-A and is principally engaged in the business of serving as the general partner of PEP VI and PEP VI-A.  PEP GP is the general partner of PEP LP and is principally engaged in the business of serving as the general partner of PEP LP.

The name, business address, present principal occupation or employment and citizenship for each director, executive officer, manager or general partner, as applicable, are set forth in Appendix A-1 and A-2 hereto, for entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D, respectively, and incorporated herein by reference.

(d) and (e)  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A-1 and A-2 hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Viking, Merger Sub and the Company entered into an Agreement and Plan of Merger, dated as of May 16, 2010 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.  As an inducement for Viking to enter into the Merger Agreement and in consideration thereof, (i) Generation Capital Partners VRC LP, a Delaware limited partnership, Generation Members’ Fund II LP, a Delaware limited partnership, and Generation Capital Partners II LP, a Delaware limited partnership (collectively, the “Generation Entities”), and (ii) Eduard Michel, M.D., Ph.D. (“Michel”, and together with the Generation Entities, the “Stockholders”), each entered into a Voting and Proxy Agreement, dated May 16, 2010, with Viking (collectively, the “Voting Agreements”), which are attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.  Other than its obligations to enter into and be bound by the Merger Agreement, the Reporting Persons did not pay any consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements.  For a description of the Merger Agreement and the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

References to, and descriptions of, the Merger Agreement and the Voting Agreements and the transactions contemplated thereby are only a summary, are not intended to be complete and are qualified in their entirety by reference to the full text of the

Merger Agreement and the Voting Agreements, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated herein by reference in this Item 3 in their entirety.

Item 4.                 Purpose of Transaction

(a) - (b)                      As stated above, the Voting Agreements were entered into as an inducement for Viking to enter into the Merger Agreement.  Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of Merger Sub with and into the Company.  At the effective time of the Merger (the “Effective Time”), each outstanding share of Company Common Stock (other than treasury shares and shares held by Viking and Merger Sub) shall be converted into the right to receive $17.25 in cash, without interest (the “Merger Consideration”).  At the Effective Time, each option to acquire Company Common Stock outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) (each, an “Option”) shall be cancelled and converted into the right to receive a cash amount equal to the Merger Consideration less the exercise price payable in respect of such Company Common Stock subject to such Option.  At the Effective Time, each share of restricted Company Common Stock outstanding immediately prior to the Effective Time (whether or not vested) (each, a “Company Restricted Stock”) shall become fully vested and each such share of Company Restricted Stock will be treated at the Effective Time the same as, and have the same rights, including the right to receive the Merger Consideration, and be subject to the same conditions as, each share of Company Common Stock not subject to any restrictions.

Pursuant to the Voting Agreements, at any meeting of the stockholders of the Issuer at which the Merger Agreement or the transactions contemplated by the Merger Agreement are submitted for the vote of the Issuer’s stockholders or in a circumstance where consent is sought with respect to the approval of Merger Agreement and related transactions, the Stockholders are required, with respect to their shares of Company Common Stock, to vote or provide such consent (i) in favor of the adoption or approval of the Merger Agreement, (ii) against any alternative acquisition proposal, and (iii) against any amendment to the Merger Agreement or agreement that could reasonably be expected to prevent, interfere or delay the transactions contemplated by the Merger Agreement.  The Stockholders have also granted an irrevocable proxy to Viking, and any person designated in writing by Viking, to vote (or cause to be voted) such Stockholder’s shares of Company Common Stock, or grant a consent in respect of such shares, in accordance with the immediately preceding sentence.  The Stockholders have entered into the Voting Agreements only in their capacities as stockholders of the Company and may vote such shares on all other matters submitted to the Company’s stockholders for their approval.

The Stockholders also agreed that, without the prior written consent of Viking, they will not, directly or indirectly, sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell any of their shares of Company Common Stock, subject to certain exceptions (including, with respect to the Generation Entities, the ability to transfer shares to affiliates that agree to be bound by the terms of the Voting Agreement).  Further, the Voting Agreements contain a “no-shop” restriction on the ability of the Stockholders to solicit alternative acquisition proposals, provide information and engage in discussions with third parties.  The Voting Agreements terminate and are of no further force or effect (other than certain provisions which survive) upon the (i) mutual written consent of the parties; (ii) any material amendment to the Merger Agreement that decreases the Merger Consideration or changes the form of the consideration payable to the stockholders or (iii) the termination of the Merger Agreement in accordance with its terms or upon the consummation of the Merger.

(c)           Not applicable.

(d)           Pursuant to the Merger Agreement, at the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Company (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Company and (ii) the officers of the Company immediately prior to the Effective Time shall continue to be the officers of the Company until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Company.  At the Effective Time, the board of directors of the Company will no longer be divided into three classes of directors.

(e)           Not applicable.

(f)           Not applicable.

(g)           Pursuant to the Merger Agreement, at the Effective Time, the certificate of incorporation of the Company (the surviving corporation in the Merger) shall be amended and restated to read in its entirety as set forth in Exhibit A to the Merger Agreement and, as so amended and restated, shall be the certificate of incorporation of the surviving corporation until thereafter amended as provided therein or by applicable law.  Pursuant to the Merger Agreement, at the Effective Time, the bylaws of the Company (the surviving corporation in the Merger) shall be amended and restated to conform in their entirety to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that all references to “Merger Sub” in the bylaws shall be changed to refer to the Company) and, as so amended and restated, shall be the bylaws of the surviving corporation until thereafter amended as provided therein or by applicable law.

(h) – (i) The Company Common Stock is traded on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “VRAD.”  If the Merger is consummated, the Company Common Stock will cease to be quoted on the NASDAQ and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”).  Viking intends to cause the surviving corporation to terminate the registration of the shares of Company Common Stock under the Act as soon as the requirements for termination of registration are met.

(j)           Not applicable.

References to, and descriptions of, the Merger Agreement and the Voting Agreements and the transactions contemplated thereby are only a summary, are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreements, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated herein by reference in this Item 4 in their entirety.

Item 5.                 Interest in Securities of the Issuer

(a)           As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owner of 5,112,392 shares of Company Common Stock.  This number of shares represents approximately 31.3% of the issued and outstanding Company Common Stock based on the number of shares represented by the Company in the Merger Agreement as being issued and outstanding on May 13, 2010.  The Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.  To the knowledge of each of the Reporting Persons, no shares of Company Common Stock are beneficially owned by any of the persons identified in Appendix A-1 and A-2 to this Statement.

(b)           The Reporting Persons may be deemed to have shared voting power and/or shared dispositive power with respect to 5,112,392 shares of Company Common Stock held by the Stockholders due to the Voting Agreements and their ability to direct the voting of such shares with respect to the matters specified in the Voting Agreements and restrict the transfer or sale of such shares as specified in the Voting Agreements and further described in Item 4.  The Reporting Persons, however, do not control the voting of such shares with respect to other matters, and do not possess any other rights as a Company stockholder with respect to such shares.

(c)           To the knowledge of each of the Reporting Persons, no transactions in shares of Company Common Stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d)           To the knowledge of each of the Reporting Persons, no person other than the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)           Not applicable.

As stated above, references to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated by reference in this Item 5 in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.  Except as otherwise described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company.

Item 7.                 Material to Be Filed as Exhibits

99.1	Agreement and Plan of Merger, dated as of May 16, 2010, by and among Viking Holdings LLC, Viking Acquisition Corporation and Virtual Radiologic Corporation.

99.2	Voting and Proxy Agreement, dated as of May 16, 2010, by and among Viking Holdings LLC, Generation Capital Partners VRC LP, Generation Members’ Fund II LP and Generation Capital Partners II LP.

99.3	Voting and Proxy Agreement, dated as of May 16, 2010, by and among Viking Holdings LLC and Eduard Michel, M.D., Ph.D.

99.4
Joint Filing Agreement, dated as of May 25, 2010, by and among Viking Holdings LLC, Providence Equity Partners VI L.P., Providence Equity Partners VI-A L.P., Providence Equity GP VI L.P. and Providence Equity Partners VI L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2010

VIKING HOLDINGS LLC

By:	/s/ Jesse Du Bey
	Name:	Jesse Du Bey
	Title:	President

PROVIDENCE EQUITY PARTNERS VI L.P. By: Providence Equity GP VI L.P., its sole general partner By: Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Paul J. Salem
	Name:	Paul J. Salem
	Title:	Senior Managing Director
PROVIDENCE EQUITY PARTNERS VI-A L.P. By: Providence Equity GP VI L.P., its sole general partner By: Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Paul J. Salem
	Name:	Paul J. Salem
	Title:	Senior Managing Director
PROVIDENCE EQUITY GP VI L.P. By: Providence Equity Partners VI L.L.C., its sole general partner

By:	/s/ Paul J. Salem
	Name:	Paul J. Salem
	Title:	Senior Managing Director
PROVIDENCE EQUITY PARTNERS VI L.L.C.

By:	/s/ Paul J. Salem
	Name:	Paul J. Salem
	Title:	Senior Managing Director

[Signature Page to 13D Filing]

APPENDIX A-1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

VIKING HOLDINGS LLC

The following table sets forth the name, business address, and present principal occupation or employment of each present director and executive officer of Viking Holdings LLC, and the principal business and address of any corporation or other organization in which such employment is conducted.

Directors

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Jesse Du Bey	Providence Equity Partners L.L.C. 9 West 57th St., Suite 4700 New York, NY 10019
Mr. Dubey is a Principal at Providence Equity Partners L.L.C.  In addition, he also serves as: sole manager, President and Secretary of Viking Holdings LLC; Sole director, President and Secretary of Viking Acquisition Corporation;  Director of ikaSystems Corporation; Director of Kerasotes Theaters; Director of The Vendome Group, LLC; Director of World Triathlon Corporation.
United States

Executive Officers

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Jesse Du Bey	See “Directors” above.	See “Directors” above.	United States
Peter O. Wilde	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903
Mr. Wilde is a Managing Director of Providence Equity Partners L.L.C.  In addition, he also serves as: Treasurer of Viking Holdings LLC and Viking Acquisition Corporation; Chairman of Archipelago Learning, Inc.; Director of Asurion Corporation; Director of Decision Resources, Inc.; Director of Edline Holdings, Inc. and Edline Midco, Inc.; Director of Education Management Corp.; Director of ikaSystems Corporation; Director of JBP Holdings, LLC; Director of Survey Sampling International LLC.
United States

APPENDIX A-2

INFORMATION CONCERNING THE MANAGING MEMBERS OF PROVIDENCE EQUITY PARTNERS VI L.L.C.

The following table sets forth the name, business address, and present principal occupation or employment of each present managing member of Providence Equity Partners VI L.L.C., and the principal business and address of any corporation or other organization in which such employment is conducted.

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Jonathan M. Nelson	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903
Chief Executive Officer of Providence Equity Partners Inc. and Providence Equity Partners L.L.C. and officer of certain of its affiliates; Director of Metro-Goldwyn-Mayer, Inc.; Director of Bresnan Broadband Holdings, LLC (also known as Mountain State Cable Television, LLC); Director of Univision Communications Inc.; Director of Yankees Entertainment and Sports Network, L.L.C.; Director of Hulu, L.L.C.; Member of the Sony Corporation Advisory Board;
United States
Glenn M. Creamer	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903
Director and Senior Managing Director of Providence Equity Partners Inc. and Providence Equity Partners L.L.C. and officer of certain of its affiliates; Director of CDW Corporation; Director of Telecordia Technologies, Inc.
United States
Paul J. Salem	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903
Director and Senior Managing Director of Providence Equity Partners Inc.  and Providence Equity Partners L.L.C. and officer of certain of its affiliates; Director of Asurion Corporation; Director of Education Management Corporation; Director of NexTag, Inc.
United States